Terms supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product supplement no. 3-I dated April 13, 2023, the underlying supplement no. 1-I dated April 13, 2023, the underlying supplement no. 23-I dated August 28, 2023 and the prospectus addendum dated June 3, 2024

Registration Statement Nos. 333-270004 and 333-270004-01
Dated May 30, 2025
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

5yr Unequally Weighted Basket (SPX/MAX) Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Basket:	The notes are linked to an unequally weighted basket consisting of the following: • S&P 500® Index; and • J.P. Morgan Multi-Asset Index (the "MAX Index") (each, an "Index" and collectively, the "Indices").
Pricing Date:	June 25, 2025
Observation Date:	June 25, 2030
Maturity Date:	June 28, 2030
Better Performing Index Weighting:	At least 60.00%*
Lesser Performing Index Weighting:	At most 40.00%*
Participation Rate:	100.00%
Additional Amount:	$1,000 × Basket Return × Participation Rate, *provided* that the Additional Amount will not be less than zero.
Payment At Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, which may be zero. *You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.*
Basket Return:	$\frac{\text{(Final Basket Value – Initial Basket Value)}}{\text{Initial Basket Value}}$
Initial Basket Value:	Set equal to 100 on the Pricing Date
Final Basket Value:	100 × [1 + (Better Performing Index Weighting × Index Return of Better Performing Index) + (Lesser Performing Index Weighting × Index Return of Lesser Performing Index)]
Better Performing Index:	The Index with the higher Index Return
Lesser Performing Index:	The Index with the lower Index Return
CUSIP:	48136EGR0
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48136EGR0/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Investing in the notes linked to the Basket involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement, Annex A to the prospectus addendum and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplements, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

*The actual Better Performing Index Weighting will be provided in the pricing supplement and will not be less than 60.00%. The actual Lesser Performing Index Weighting will be provided in the pricing supplement and will not be more than 40.00%.

Hypothetical Total Returns


Note Payoff at Maturity
Basket Performance
Payment at Maturity
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Basket Return

Final Basket Value	Basket Return	Total Return on the Notes
165.00	65.00%	65.00%
140.00	40.00%	40.00%
120.00	20.00%	20.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
101.00	1.00%	1.00%
100.00	0.00%	0.00%
99.00	-1.00%	0.00%
97.50	-2.50%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
60.00	-40.00%	0.00%
40.00	-60.00%	0.00%
20.00	-80.00%	0.00%
0.00	-100.00%	0.00%

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments
5yr Unequally Weighted Basket (SPX/MAX) Notes
J.P.Morgan

Additional Information About the Indices

- The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.
- The MAX Index seeks to provide a dynamic and diversified asset allocation based on a momentum investment strategy, while attempting to maintain a stable level of volatility over time. The MAX Index tracks the return of (a) a dynamic notional portfolio consisting of up to 10 excess return futures-based indices (each, a "Constituent," and collectively, the "Constituents") converted into U.S. dollars (in the case of the MAX Index's Constituents not denominated in U.S. dollars), *less* (b) a 1.00% per annum daily deduction, with an initial volatility threshold of 4.0%.
- The MAX Index's Constituents are as follows (see underlying supplement no. 23-I and the preliminary pricing supplement for more information):

J.P. Morgan US Large Cap Equities Futures Index	J.P. Morgan US Small Cap Equities Futures Index	J.P. Morgan German Equities Futures Index	J.P. Morgan Japanese Equities Futures Index
J.P. Morgan 5Y U.S. Treasury Futures Index	J.P. Morgan 10Y U.S. Treasury Futures Index	J.P. Morgan German Government Bond Futures Index	J.P. Morgan Japanese Government Bond Futures Index
J.P. Morgan Brent Crude Oil Futures Index	J.P. Morgan Gold Futures Index		

Selected Risks

- The notes may not pay more than the principal amount at maturity.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- The notes are subject to the risks of correlation (or lack of correlation) of the Indices.
- No interest payments, dividend payments or voting rights.
- We may determine the Additional Amount for your notes early if a commodity hedging disruption event occurs.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index, which is also the reference index underlying the futures contracts included in one of the Equity Constituents of the MAX Index.
- The MAX Index is subject to a 1.00% per annum daily deduction.
- The notes involve risks associated with the MAX Index's momentum investment strategy, which may not be successful, and the MAX Index may not approximate its initial volatility threshold or outperform an alternative strategy.

Selected Risks (continued)

- Our affiliate, J.P. Morgan Securities LLC (who we refer to as JPMS), the index sponsor and index calculation agent of the MAX Index, may adjust the MAX Index in a way that affects its level.
- Risks associated with non-U.S. securities market (including currency exchange risks), small capitalization stocks, fixed income securities (including interest rate-related and credit risks), commodity futures, crude oil, gold and the uncertain legal and regulatory regimes that govern commodity futures.
- Because the MAX Index may include notional short positions, the notes may be subject to additional risks.
- Changes in the values of the MAX Index's Constituents may offset each other.
- A significant portion of the MAX Index's exposure may be allocated to its Bond Constituents.
- The MAX Index's Constituents are subject to significant risks associated with futures contracts.
- Suspension or disruptions of market trading in futures contracts may adversely affect the value of the notes.
- An increase in the margin requirements for futures contracts included in the MAX Index's Constituents may adversely affect the level of that Constituent.
- Changes in future prices of the futures contracts included in the MAX Index's Constituents relative to their current prices could lead to a decrease in any payment on the notes.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement no. 23-I, Annex A to the prospectus addendum and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.

Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com